SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rowan Companies plc
(Name of Issuer)

Class A Ordinary Shares, $0.125 par value
(Title of Class of Securities)

G7665A101
(CUSIP Number)
Canyon Partners, LLC 2000 Avenue of the Stars, 11th Floor Los Angeles, CA 90067 (310) 272- 1000 Attention: Jonathan M. Kaplan
with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7665A101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,040,178 (includes 1,000,000 shares issuable upon exercise of options)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,040,178 (includes 1,000,000 shares issuable upon exercise of options)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,040,178 (includes 1,000,000 shares issuable upon exercise of options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G7665A101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Mitchell R. Julis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,040,178 (includes 1,000,000 shares issuable upon exercise of options)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,040,178 (includes 1,000,000 shares issuable upon exercise of options)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,040,178 (includes 1,000,000 shares issuable upon exercise of options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G7665A101	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Joshua S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,040,178 (includes 1,000,000 shares issuable upon exercise of options)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,040,178 (includes 1,000,000 shares issuable upon exercise of options)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,040,178 (includes 1,000,000 shares issuable upon exercise of options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G7665A101	SCHEDULE 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in the entirety by the following:

A total of approximately $127,226,471 was paid to acquire the Ordinary Shares reported herein (including 1,000,000 Ordinary Shares issuable upon exercise of options). Funds for the purchase of the Ordinary Shares reported herein were derived from the working capital of the Accounts and/or margin borrowings described in the following sentence. Such Ordinary Shares are held by accounts managed by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Ordinary Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in the entirety by the following:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and the percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 128,202,685 Ordinary Shares outstanding as of October 24, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission on October 31, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth on Schedule A attached hereto, there have been no transactions in the Ordinary Shares effected by any of the Reporting Persons since the filing of the Schedule 13D.

CUSIP No. G7665A101	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 30, 2018

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN

CUSIP No. G7665A101	SCHEDULE 13D/A	Page 7 of 7 Pages

SCHEDULE A

Transactions in the Ordinary Shares of the Issuer Since the Filing of the Schedule 13D

The following table sets forth all transactions in the Ordinary Shares since the filing of the Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/20/2018	135,000	14.2627
11/20/2018	400,000	14.3269
11/20/2018	25,000	14.3450
11/21/2018	36,100	14.7821
11/23/2018	98,000	14.3431
11/26/2018	350,000	14.2834
11/27/2018	102,400	14.0211
11/28/2018	255,000	14.1153